02030690
NO ACT
P.E 12.27.2001
1-05256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Steven C. Root
Law Offices of Steven C. Root
29 Job Seamans Acres
New London, NH 03257

Re: V.F. Corporation
Incoming letter dated December 27, 2001

Dear Mr. Root:

This is in response to your letters dated December 27, 2001 and January 26, 2002 concerning the shareholder proposal submitted to V.F. Corp. by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

LAW OFFICES OF STEVEN C. ROOT
29 JOB SEAMANS ACRES
NEW LONDON, N.H. 03257
TELEPHONE/TELECOPIER: (603) 526-4770
TELECOPIER: (603) 526-7170
INTERNET EMAIL: SROOT@TDS.NET

December 27, 2001

Via UPS Next Day Air Service

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

On behalf of V.F. Corporation, a Pennsylvania corporation ("VF" or the "Company") (Commission File No. 1-5256), I am submitting this letter to advise the Securities and Exchange Commission (the "SEC" or "Commission") that VF intends to exclude the shareholder proposal submitted by the Board of Trustees of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) (the "Proponent") from VF's proxy statement and related materials to be disseminated in advance of its 2002 Annual Meeting of Shareholders. I am submitting this letter in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, and seeking the advice of the Division of Corporation Finance that it will not recommend to the Enforcement Division that enforcement action be taken against VF as a result of VF's exclusion of this shareholder proposal.

In accordance with Rule 14a-8(j), I am enclosing six copies of each of the following:

(1) This letter;

(2) The cover letter and shareholder proposal (the "Proposal") submitted by the Proponent to VF on November 21, 2001 attached as Exhibit A; and

(3) The letter, dated November 27, 2001, of Boston Safe Deposit and Trust Company/Mellon Trust, as custodian for the IBEW PBF, confirming the Proponent's ownership of VF common stock, attached as Exhibit B.

In accordance with Rule 14a-8(j)(2), the Company is simultaneously providing to the Proponent a copy of this letter together with the Exhibits identified above. The Company has advised me that it anticipates filing its definitive proxy materials not earlier than 80 days after the date of filing of this letter with the Commission.

The Proposal requests that VF's Board of Directors adopt a policy stating that the public accounting firm retained by the Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to the Company. The text of the Proposal is attached hereto as Attachment A.

I. Grounds for Exclusion of the Proposal From VF's Proxy Materials.

VF is entitled to exclude the Proposal from its proxy materials for three reasons:

(1) The Proposal is excludable under Rule 14a-8(i)(7) because it deals with the selection of the firms that will provide audit services and non-audit services, matters relating to VF's ordinary business operations.

(2) The Proposal is excludable under Rule 14a-8(i)(6) because VF lacks the power or authority to implement the Proposal's prohibition against obtaining non-audit services from the firm that provides audit services to the Company.

(3) The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal and supporting statement contain materially misleading statements in violation of Rule 14a-9.

II. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with the selection of the firms that will provide audit services and non-audit services, matters relating to VF's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that deals with a matter relating to the company's ordinary business operations. If implemented, the Proposal would prohibit the Company from retaining the same accounting firm to provide both audit and non-audit services.

The selection of professionals who will provide audit and non-audit services is a routine management matter. In conducting VF's normal business operations, the Board of Directors would consider, based on the recommendation of the Board's Audit Committee, a number of factors in determining who should be selected to perform audits. Selection of professionals to provide non-audit services may be made by the Board, a Board committee, or management. A number of factors may affect such decisions, including accounting and auditing and other expertise, international capabilities, reputation, expense, and the added burden on management of retaining professionals not familiar with the Company. The Company also considers issues relating to auditor independence in making these decisions. The wide range of those considerations makes the selection of professionals an inappropriate topic for shareholder proposals.

The SEC staff has consistently and repeatedly concluded that shareholder proposals can be excluded under Rule 14a-8(i)(7) where those proposals related to the selection or qualification of the company's independent auditors. The logic of the staff's views would apply with equal force to selection of firms to provide audit services and non-audit services. Among the SEC staff no-action letters concurring that the company had a basis under Rule 14a-8(i)(7) to exclude these types of proposals are the following:

-- Requiring that independent auditors be a regional or national certified accounting firm, be selected by an audit committee of the board of directors, and imposing related restrictions. *Community Bancshares, Inc.* (available Mar. 15, 1999). In its response, the staff stated:

> There appears to be some basis for your view that Community Bancshares may exclude the . . . proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., selection and qualification of auditors). We note in particular that the . . . proposal requires the independent auditor be a regional or national certified accounting firm.

-- Requesting that the board of directors adopt a policy to retain only a "big eight" accounting firm to serve as independent auditor: *Monsanto Co.* (available Jan. 17, 1989).

-- Requesting that the company provide increased disclosure with respect to selection or qualifications of outside auditors: *LTV Corp.* (available Nov. 26, 1998); *Occidental Petroleum Corp.* (available Jan. 13, 1998); *Occidental Petroleum Corp.* (available Jan. 22, 1997); *LTV Corp.* (available Dec. 30, 1996).

-- Requesting that independent auditors be changed after a specified number of years: *Transamerica Corp.* (available Mar. 8, 1996); *General Electric Company* (available Dec. 28, 1995); *Texaco Inc.* (available Aug. 23, 1993); *Pacific Gas and Electric Co.* (available Jan. 26, 1993); *Monsanto Co.* (available Jan. 17, 1989).

-- Requiring independent auditors to provide particular audit or non-audit services: *Rentrak Corp.* (available June 9, 1997).

-- Requesting that the selection of independent auditors be subject to approval of shareholders: *SONICBlue Inc.* (available Mar. 23, 2001); *Excalibur Technologies Corp. (Jensen)* (available May 4, 1998).

-- Requiring the audit firm to provide surety: *Occidental Petroleum Corp.* (available Dec. 28, 1995); *LTV Corp.* (available Nov. 22, 1995).

Because the Proposal would establish strict criteria for employment of firms to provide specific types of accounting services, it is squarely within the line of no-action letters concluding that such proposals may be excluded under Rule 14a-8(i)(7).

The fact that the Commission has recently examined the issue of auditor independence and issued new rules to ensure such independence in no way should impel the staff to abandon its well reasoned position under Rule 14a-8(i)(7), that selection of firms to provide accounting services is a management function not properly the subject of shareholder proposals. The Commission took great care in formulating rule changes in this area, and explicitly rejected a strict rule of the type put forward by the Proposal. The Commission did not suggest that Rule 14a-8 should be changed to permit shareholders to become involved in the selection process. If anything, the changes in the SEC's regulation of this area reinforce the need to have the Board of Directors make the judgment as to the criteria for and selection of professional firms to serve the Company.

Accordingly, the Company intends to exclude the Proposal from its proxy materials under Rule 14a-8(i)(7).

III. The Proposal is excludable under Rule 14a-8(i)(6) because VF lacks the power or authority to implement the Proposal's prohibition against obtaining non-audit services from the firm that provides audit services to the Company.

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a shareholder proposal if the company would lack the power or authority to implement the proposal. The Proposal, if implemented, would forbid VF from obtaining non-audit services from the firm that performs the Company's audit. Because VF of necessity must obtain some services from its audit firm that do not come within the meaning of "audit services," it could not comply with the strict requirement of the Proposal.

The Proposal does not define "audit services" or "non-audit services." The supporting statement makes it clear that the meaning of these terms is derived from Item 9(e) of Schedule 14a-101. Accordingly, "audit services" clearly refers to "professional services rendered for the audit of the registrant's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the registrant's Form 10-Q . . . or 10-QSB . . . for that fiscal year." *See* Item 9(e)(1). Conversely, "non-audit services" clearly means services rendered by the principal accountant other than audit services.

VF has currently in force a credit agreement which requires that audited annual financial statements be delivered together with

> . . . a statement of the firm of independent public accountants which reported on such statements (i) whether anything has come to their attention to cause them to believe that there existed on the date of such statements any Default or Event of Default and (ii) confirming the calculations set forth in the officer's certificate delivered simultaneously therewith . . . .

As the staff is no doubt aware, third parties often require "comfort" from a company's auditors of this kind. In equity and debt offerings, underwriters as a matter of course require the Company's auditors to furnish comfort letters. When the Company files a registration statement relating to equity or debt securities, the SEC forms require inclusion (or incorporation by reference) of audited financial statements, to which the auditors must consent. Auditors must perform substantial services in order to give these consents.

The services of the audit firm in providing such "comfort" do not fall within the scope of "professional services rendered for the audit of the registrant's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the registrant's Form 10-Q . . . or 10-QSB . . . for that fiscal year." Under the Item 9(e) classification of services, which the Proponent apparently adopts, these are non-audit services.[1] Thus, implementation of the Proposal would render the Company unable to comply with its current credit agreement, unable to engage in underwritten offerings of equity or debt securities, and unable to engage in other transactions in which delivery of opinions or statements of the auditors would be required. In addition, VF operates in countries other than the United States. The Company cannot predict the extent to which regulatory authorities of foreign jurisdictions may require the filing of statements or reports of auditors that would fall outside the scope of "audit services." The Proposal would make the Company unable to comply with any such requirements.

The staff has consistently concluded that a company may exclude a proposal under Rule 14a-8(i)(6) if the proposal would require the company to breach or modify existing contractual obligations. *See Sensar Corp.* (available May 14, 2001) (company could exclude proposal requiring recision of stock options); *Putnam High Income Convertible and Bond Fund* (available April 6, 2001) (fund could exclude proposal that unilaterally required the reduction of contracted advisor fees); *Goldfield Corporation* (available Mar. 28, 2001) (proposal excludable as it would require the company to breach current executive compensation agreements); *Whitman Corp.* (available Feb. 15, 2000) (company could exclude proposal that unilaterally rescinded an existing agreement with another company); *Growth Stock Outlook Trust, Inc. (reconsideration)* (available March 1, 1990) (mutual fund could exclude a proposal that authorized fund to unilaterally reduce the investment advisory fee); *Lorimar Telepictures Corp.* (available July 7, 1987) (company could exclude proposal that would rescind its obligations to issue stock).[2]

Accordingly, the Company intends to exclude the Proposal from its proxy materials under Rule 14a-8(i)(6).

IV. The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal and supporting statement contain materially misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a corporation to exclude from its proxy materials a shareholder proposal that contains materially false or misleading statements which would violate Rule 14a-9. The Proposal, including its supporting statement, is materially misleading in several ways:

(1) The Proposal would completely prohibit VF from obtaining non-audit services from the firm retained to provide audit services. The supporting statement, however, discusses the issue as one of "growth" in the level of non-audit fees, particularly where the level of non-audit fees exceeds the level of audit fees. The SEC's statements quoted in the

---

1 The fees for the auditor's services in confirming of the calculations in the officer's certificate required under the referenced credit agreement may have been included in "audit fees" reported in VF's 2001 proxy statement. The Company has sought clarification from its auditors as to the amount and classification of these fees.

2 In many of the cited no action letters, the staff also concurred that violation of the contractual obligations would entail a violation of law, which would constitute grounds for exclusion under Rule 14a-8(i)(2). The Company therefore may exclude the Proposal in reliance on Rule 14a-8(i)(2).

supporting statement likewise expressed concern with high levels of non-audit fees relative to the levels of audit fees. It is misleading to argue that the Proposal's radical solution -- prohibition of non-audit services from the firm that performs audits for the Company -- is justified because non-audit fees are believed to be too high as compared to audit fees.

(2) In addition, the quoted statements of the SEC are used in a materially misleading way. In context, the SEC was describing a range of financial and business relationships between audit firms and their clients which have the potential to impair the independence of the auditors, including investments by auditors or their family members in audit clients and employment relationships between auditors or their family members and audit clients. The supporting statement fails to make clear that high relative levels of non-audit fees is but one of several issues the SEC was addressing.

(3) Moreover, the supporting statement is misleading in that it fails to disclose that the SEC concluded not to prohibit or even restrict the amount of fees that may be paid to audit firms for non-audit services. To make the quoted statements of the SEC not misleading, the supporting statement should have stated that the SEC did not act to restrict the amounts of non-audit fees, and that the payment of non-audit fees by VF to its audit firm described in the proposal do not violate SEC rules on independence of auditors. Absent an explanation of the SEC's conclusions, the selective quotations of the SEC, and the assertion that the "'web of business and financial relationships'" may "create the perception of a conflict of interest," impugn the integrity of VF's management and its audit firm, PricewaterhouseCoopers LLP.

We also note that, while not material, the two citations to the "Division of Corporate (sic) Finance, Staff Legal Bulletin #14, 7/13/01," are in error.

Accordingly, the Company intends to exclude the Proposal from its proxy materials under Rule 14a-8(i)(3).

* * * * *

I am sending to the Proponent, via Federal Express, a copy of this submission (including exhibits), thus advising the Proponent of VF's intent to exclude the Proposal from VF's proxy materials for the 2002 Annual Meeting. The Proponent is respectfully requested to provide copies to the undersigned of any response that it may choose to make to the SEC.

A copy of this letter is also enclosed, without exhibits, which I request your filing desk to date-stamp and return to me in the attached self-addressed stamped envelope, to evidence the SEC's receipt of this filing.

If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (603) 526-4770. Thank you for your attention to this matter.

Very truly yours,

Steven C. Root

Enclosures

cc: Candace S. Cummings, Esq.
Vice President -- Administration and General Counsel
V.F. Corporation (w/enclosures)

Mr. Jerry O'Connor
Trustee, Trust for the International Brotherhood of Electrical Workers
1125 Fifteenth Street, N.W.
Washington, D.C. 20005 (w/enclosures)

Attachment A

Shareholder Proposal Submitted to VF Corporation by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Resolved, that the shareholders of VF Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that PricewaterhouseCoopers LLP billed $989,000 for audit services, while billing an estimated $5.1 million for non-audit services rendered.

We believe that this financial "web of business financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 21, 2001

VIA FAX AND US MAIL

Ms. Candace S. Cummings
Vice President, Administration/
General Counsel/Secretary
VF Corporation
628 Green Valley Road #500
Greensboro, NC 27408

Dear Ms. Cummings:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the VF Corporation ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to **"Audit and Non-Audit Services"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 4,062 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Resolved, that the shareholders of VF Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that PricewaterhouseCoopers LLP billed $989,000for audit services, while billing an estimated $5.1 million for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

Mellon

Mellon Trust

VF LAW DEPT.
RECEIVED
NOV 30 2001

November 27, 2001

Ms. Candace S. Cummings
Vice President, Administration/
General Counsel/Secretary
VF Corporation
628 Green Valley Road #500
Greensboro, NC 27408

RE: Audit and Non-Audit Services

Dear Ms. Cummings:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 4,062 shares of VF Corporation common stock on November 21, 2001. The fund has held at least $1,000 VF Corporation common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the VF Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Frone
Trust Officer

cc: James Combs, IBEW Pension Benefit Fund

Global Securities Services
135 Santilli Highway • Everett, MA 02149-1950
*A Mellon Financial Company*SM

LAW OFFICES OF STEVEN C. ROOT
29 JOB SEAMANS ACRES
NEW LONDON, N.H. 03257
TELEPHONE/TELECOPIER: (603) 526-4770
TELECOPIER: (603) 526-7170
INTERNET EMAIL: SROOT@TDS.NET

January 26, 2002

Via Federal Express

Rule 14a-8 Under the Securities Exchange Act of 1934

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

On behalf of V.F. Corporation, a Pennsylvania corporation ("VF" or the "Company") (Commission File No. 1-5256), I am supplementing my letter, dated December 27, 2001, to the Division of Corporation Finance advising the Securities and Exchange Commission (the "SEC" or "Commission") that VF intends to exclude the shareholder proposal (the "Proposal") submitted by the Board of Trustees of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) (the "Proponent") from VF's proxy statement and related materials to be disseminated in advance of its 2002 Annual Meeting of Shareholders, and seeking the advice of the Division that it will not recommend that enforcement action be taken against VF as a result of VF's exclusion of this shareholder proposal.

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter, and I am sending a copy of it to the Proponent.

In a recently published no-action letter, *The Walt Disney Company* (avail. Dec. 18, 2001), the staff declined to concur that Disney could exclude, under Rule 14a-8(i)(7), a proposal which is very similar to the Proposal. The staff stated in *Disney*: "In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." My advice to the Company is that it is entitled to exclude the Proposal based on different reasons from those asserted in the *Disney* letter. Accordingly, I respectfully request that the staff concur in my view that the Company may exclude the Proposal. *See also* Division of Corporation Finance Staff Legal Bulletin No. 14 (Shareholder Proposals) Part B, Question 6 ("We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.").

I. The specific arguments supporting exclusion of the Proposal under Rule 14a-8(i)(7) are different from those made by Disney and justify a staff determination that is contrary to that reached in *Disney*.

As argued in my initial submission, the Proposal can be excluded under Rule 14a-8(i)(7) because it addresses matters relating to the Company's ordinary business operations. Selecting and determining the qualifications of professionals who will perform the audit and non-audit services at issue in the Proposal are "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Release No. 34-40018 (May 21, 1998). The Proposal seeks to "micro-manage" the Company "by probing too deeply into matters of a complex nature [as to] which shareholders, as a group, would not be in a position to make an informed judgment." *See id.*

The fact that issues of auditor independence have been the subject of widespread public debate does not make it appropriate for the Proposal to seek to bar the Company from using its auditors to perform any non-audit services whatsoever, particularly if this would prevent the Company from complying with laws and existing contractual obligations. The clumsiness and radical nature of the Proposal clearly shows why, even if auditor independence is an appropriate issue for shareholder action, not just any proposal that touches on the issue should be set before shareholders. The staff has consistently recognized that an entire proposal may be omitted under Rule 14a-8(i)(7) if a portion of the proposal relates to ordinary business, even though other parts deal with topics the staff believes are appropriate for shareholder proposals. In *Wal-Mart Stores* (avail. Mar. 15, 1999), the proposal related to Wal-Mart's business activities with suppliers that used forced labor or child labor or failed to comply with certain laws. The staff concurred that the proposal could be omitted because one of the five parts of the proposal related to ordinary business operations, stating: "We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 [of 5] . . . relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action . . . if Wal-Mart omits the proposal . . . in reliance on rule 14a-8(i)(7)." *See also Warnaco Group, Inc.* (avail. Mar. 12, 1999) (although proposal addressed matters outside the scope of ordinary business, where a portion of it related to ordinary business -- negotiation and termination of existing supplier agreements -- the entire proposal was excludable under Rule 14a-8(i)(7)); *Chrysler Corporation* (avail. Feb. 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action … if the Company omits the entire proposal . . . .").

During the course of the year, the Company consults on a regular basis with its independent auditors concerning the accounting for various transactions. Application of GAAP frequently requires judgment, and is not a black and white exercise. By consulting with the same independent accounting firm that will audit the financial statements at the time the Company is planning for, negotiating and executing a transaction, the Company gains assurance that it is applying the proper accounting treatment under GAAP when the transaction occurs. Absent such real-time consultation with the auditors, the Company might learn during the year-end audit that a transaction entered into months before was a mistake because different accounting treatment should have been applied.

The staff itself has recognized the desirability of involving a company's auditor when analyzing accounting, financial reporting and auditing questions as they arise, "especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). The staff "encourages" issuers to consult with the Office of the Chief Accountant when addressing matters of this type, and seeks the conclusion of the company's auditor and, if available, the auditor's national office. *Id.* If the Proposal is adopted, these consultations with Company would be prohibited (aside from in the "post mortem" environment of the audit). This will have a corrosive effect on the most significant policy issue in this area – the fair and accurate reporting on a company's financial condition and results. It will hardly strengthen the auditing process to turn it into a game of "gotcha."

The Proposal would regulate what accounting firm the Company may or may not consult with on these day-to-day matters. As discussed in my initial letter and below, in addition to real-time advice on accounting issues as they arise, other day-to-day matters include (1) providing consents to file audited financial statements under registration statements, (2) comfort letters provided to underwriters and placement agents in connection with public and private offerings of securities, (3) attendance at shareholder meetings, (4) issuing letters related to compliance under debt agreements and other obligations as required by the contractual terms thereof, and (5) responding to staff comments. The Proposal addresses tasks that are fundamental to management's ability to run the Company on a day-to-day basis and attempts to micro-manage how the Company management makes decisions on a multitude of matters. So, while the Proposal deals with policy matters that are now part of a widespread public debate, it impermissibly delves into ordinary business matters and therefore may be excluded.

The topic of the Proposal was the subject of extensive public comment in connection with the Commission's rulemaking process that resulted in the adoption of the auditor independence and related rules in November 2000. The Proponent might argue that the fact that this debate occurred supports the conclusion that the Proposal should not be omitted under Rule 14a-8(i)(7). In fact, it proves just the opposite. The staff has permitted exclusion under the ordinary business exclusion of a proposal that addresses a topic on which the Commission has promulgated a rule, but which would have the company do something more than the rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission or stock exchange, the staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In *Santa Fe Southern Pacific Corporation* (Jan. 30, 1986), the staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected, stating: "There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)."

No one questions that disclosure is an issue of widespread public debate, but a "public policy" issue cannot be used as an incantation that then entitles a proponent to meddle in ordinary business matters. Indeed, Commission rulemaking can spark heated public debate, but once the Commission has weighed the arguments on all sides of an issue and made its rulemaking determination, a shareholder end run attempt, through the Rule 14a-8 process, to require the company to make disclosure or take action that the Commission did not to require in its rule should fail under Rule 14a-8(i)(7). This was the staff's conclusion in *SONICblue Inc.* (available Mar. 23, 2001) (discussed in my prior letter but not cited by Disney), in which the staff agreed that a proposal to have shareholders select annually an independent auditor may be omitted under Rule 14a-8(i)(7) despite the proponent's argument that the proposal involved a public policy issue, based on the Commission's recent review of auditor independence requirements.

The Commission in its recently concluded rulemaking process addressed explicitly and comprehensively the issues raised by the Proposal. In the adopting release for the auditor independence rules, Release No. 33-7919 (effective Feb. 5, 2001 (Release as modified Oct. 12, 2001)) (the "2000 Adopting Release"), the Commission "determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client." *Id.* (text following note 23). The Commission noted that, "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." *Id.* (text following note 24). Thus, the Commission made a determination not to adopt a rule that would require what the Proposal seeks. It is within the ordinary business operations of a company, acting through its board of directors under applicable state law, to determine whether it will voluntarily go beyond what the Commission concluded was appropriate in the area of auditor independence. *See* 2000 Adopting Release (text at notes 170-173).

Therefore, I respectfully request that the staff concur in my view that the Proposal may be excluded under Rule 14a-8(i)(7).

II. Adoption of the Proposal would cause the Company to violate applicable laws and contractual obligations and therefore the Company may exclude the Proposal under Rule 14a-8(i)(6) and (i)(2).

Unlike my initial submission, Disney's no-action request did not raise issues under Rules 14a-8(i)(6) and (i)(2) as grounds for exclusion of the proposal it had received. The Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. The Company needs its auditor to provide services beyond the audit in order to comply with applicable securities laws and contractual obligations. Thus, either the Proposal could not be implemented or, conversely, if it were implemented, the Company would not be able to comply with securities laws and would be required to breach its contractual obligations. Rule 14a-8(i)(6) and Rule 14a-8(i)(2) recognize that a registrant should not be put in this untenable situation. Those Rules permit exclusion of a proposal that cannot realistically be implemented or that require the company to violate laws or breach contractual obligations to be implemented.

PricewaterhouseCoopers LLP performs non-audit services for the Company during the course of the year, many of which are related to its audit services under the SEC's rules. Many of these services enable the Company to fulfill its obligations under SEC rules and contractual obligations:

(1) Consents. In all registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference the audited financial statements, the Company is required to include the consent of the auditor to the inclusion of its audit report in the filing. The registration statement itself requires certain disclosures concerning the auditor, which the auditor reviews prior to releasing its consent. The auditor also is required to review the entire registration statement or filing prior to releasing its consent to assure that the consent included in the filing is not misquoted and that the financial statements to which the auditor is consenting match those that have been audited. In some cases, these consents are given months, or even years, after the audit has been performed. These services are not audit services, as that term is understood or used in the Proposal. If the Company is prohibited from engaging its auditor to perform these services, then it effectively would be prohibited from filing these reports and registration statements, or it would be required to violate the SEC's rules in making the filings.

(2) Responding to staff comments. The staff, when it reviews the Company's SEC filings, issues accounting comments with respect to the financial statements included (or incorporated by reference) therein. Sometimes those comments are addressed directly to the auditor; for example, in matters related to the auditor's independence. Without auditor assistance, it would be practically impossible for the Company to respond to those comments, which would make it difficult, if not impossible, for the Company to comply with its disclosure obligations. It is not possible to answer every comment that might arise concerning the audited financial statements without the input of the auditor, particularly where the staff comment or discussion with the staff requests the views of the auditor. The Proposal would tie the Company's hands in its ability to use the auditor for this non-audit service, and thus would prevent the Company from complying with its disclosure obligations under applicable law.

(3) Item 304 of Regulation S-K ("Changes in and Disagreements With Accountants on Accounting and Financial Disclosure"). Pursuant to Item 304 of Regulation S-K, a company is required to give its accountant an opportunity to review and respond to disclosures. The Proposal, if adopted, calls into question what actions the Company would be permitted to call upon its auditors to take, and could be read to prohibit the Company from paying the auditor for actions under Item 304 if those actions were deemed to be non-audit services.

(4) Pre-Clearance with Office of Chief Accountant. As discussed above, if the Company were to seek pre-clearance with the staff on accounting issues, the Company will need the input of its independent auditors. The staff has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." *Guidance for Consulting with the Office of the Chief Accountant, supra.* Included in the information that the staff requests in connection with pre-clearance inquiries is the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." *Id.* The Proposal, if adopted, would restrict the Company's ability to avail itself of the pre-clearance procedure that the staff encourages.

(5) Shareholders' Meetings. Under Item 9 of Schedule 14A, the Company is required to disclose whether or not a representative of the principal accountant is expected to be present at a shareholders' meeting, have an opportunity to make a statement if it desires to do so and respond to appropriate questions. Although an auditor might attend the meeting and answer appropriate questions on

its own, if the Proposal is adopted, the Company would not be able to retain the auditor to attend the meeting and be available to make a statement and answer questions.

(6) Compliance with Contractual Obligations. The Company has currently in force a credit agreement which requires delivery of a statement from its auditors regarding the Company's non-default under the agreement. Similar requirements, particularly in connection with underwritten public offerings, other offerings, and debt agreements, may arise in the future. Obviously, the Company's audit firm must be retained provide these services. The Proposal would put the Company in the untenable position of violating agreements that impose such obligations, avoiding such obligations in the future (thereby foreclosing the possibility of transactions that might benefit the Company), or contravening the strict and inflexible terms of the Proposal.

Therefore, I respectfully request that the staff concur in my view that the Proposal may be excluded under Rule 14a-8(i)(6) and Rule 14a-8(i)(2).

III. The Proposal is excludable under Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9.

Disney's no-action request did not raise Rule 14a-8(i)(3) as a ground for exclusion of its shareholder proposal. Mine did. For the reasons asserted in my initial submission, the Company intends to exclude the Proposal as misleading in violation of Rule 14a-9.

* * * * *

The Proponent is respectfully requested to provide copies to me of any response that it may choose to make to the SEC. To date, I have received no response from the Proponent to my initial submission.

A copy of this letter to the Commission is also enclosed, which I request your filing desk to date-stamp and return to me in the attached self-addressed stamped envelope, to evidence the SEC's receipt of this filing.

If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (603) 526-4770. Thank you for your attention to this matter.

Very truly yours,

Steven C. Root

Enclosures

cc: Candace S. Cummings, Esq.
Vice President -- Administration and General Counsel
V.F. Corporation

Mr. Jerry O'Connor
Trustee, Trust for the International Brotherhood of
Electrical Workers
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: V.F. Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that V.F. Corp. may exclude the proposal under rules 14a-8(i)(2) or 14a-8(i)(6) as violating state or federal law. Accordingly, we do not believe that V.F. Corp. may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that V.F. Corp. may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the discussion that begins "The U.S. Securities and Exchange Commission . . . " and ends " . . . #14)" to provide an accurate citation to a specific source; and
- revise the discussion that beings "Bulletin #14 . . . " and ends " . . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides V.F. Corp. with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if V.F. Corp. omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that V.F. Corp. may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that V.F. Corp. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor